Filed by ACCO World Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: General Binding Corporation

Commission File Number: 0-2604

ACCO World Corporation has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (Registration No. 333-124946) containing the definitive proxy statement/prospectus-information statement regarding the proposed transaction. Investors are urged to read the definitive proxy statement/prospectus-information statement which contains important information, including detailed risk factors. The definitive proxy statement/prospectus-information statement and other documents filed by Fortune Brands, ACCO and GBC with the Securities and Exchange Commission are available free of charge at the SEC’s website, www.sec.gov, or by directing a request to ACCO World Corporation, 300 Tower Parkway, Lincolnshire, IL, 60069, Attention: Investor Relations; or by directing a request to General Binding Corporation, One GBC Plaza, Northbrook, IL, 60062, Attention: Investor Relations.

GBC, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation is set forth in the definitive proxy statement/prospectus-information statement.

In advance of the proposed spin-off of ACCO World Corporation (to be renamed “ACCO Brands Corporation”) from Fortune Brands, Inc. and the subsequent merger of a wholly-owned subsidiary of ACCO World with and into General Binding Corporation, ACCO World is furnishing supplemental information related to its results for the second quarter of 2005. Results for the Office segment of Fortune Brands were included in the previously issued Fortune Brands press release dated July 22, 2005.

The financial statements which follow are adjusted to include the allocation of SG&A expenses and interest expense from the company’s parent, Fortune Brands. The financial statements are prepared on a basis consistent with that contained in ACCO World’s Registration Statement on Form S-4, except that the financial statements for 2005 also include the cumulative effect of a change in accounting related to the elimination of a one month lag in reporting by two of ACCO World’s foreign subsidiaries. The net impact of this change in accounting was to decrease previously reported first quarter net sales by $2.8 million and decrease previously reported first quarter operating income by $0.4 million. The net impact of the accelerated reporting has been reflected as a cumulative effect of change in accounting principle of $1.6 million and is excluded from the net sales and operating income items presented below.

For the second quarter:

•	Net sales were $279.5 million, up 4%. Excluding the benefit of foreign exchange, net sales were up $2.3 million, or 1%.

•	Net income reached $14.7 million, up $21.2 million from the prior year quarter.

•	Operating income was $24.5 million, up $29.3 million on the absence of significant restructuring and restructuring related charges.

•	Operating margins (before restructuring and restructuring related charges) rose to 9.8% from 9.2% in the prior year quarter.

“ACCO World Corporation delivered solid results in the quarter as we benefited from strong growth of Kensington computer accessories,” said David Campbell, president and CEO of ACCO World. “While a shift in back-to-school shipments from June to July tempered our results, we expect to benefit from this shift in the third quarter. We continue to make excellent progress in growing our operating margins as our streamlined supply chains give us a competitive advantage.”

“The pending spin-off and merger with GBC are progressing as planned,” Campbell added. “We’ve received the necessary regulatory clearances and GBC has scheduled its shareholder meeting for August 15th. GBC’s majority shareholder has expressed its intent to vote for the merger, which we expect will be completed soon after the shareholder vote. We’re looking forward to joining forces with GBC to create a global leader in branded office products with excellent profitable growth prospects for our future shareholders.”

For the six months ending June 30, 2005:

•	Net sales increased $12.3 million or 2%, excluding the benefit of foreign exchange net sales were essentially flat.

•	Net income increased $22.9 million before the cumulative effect of a change in accounting.

•	Operating income increased $38.9 million, while Operating Income before restructuring and restructuring related charges was up $5.0 million or 11%.

ACCO World Corporation is the office products subsidiary of Fortune Brands, Inc. As previously announced, Fortune Brands plans to spin-off ACCO World to shareholders and ACCO World will merge with General Binding Corporation creating ACCO Brands Corporation, an independent publicly-traded company.

ACCO WORLD CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF INCOME

THREE AND SIX MONTHS ENDED JUNE 25, 2005

(in millions of dollars)

	Three Months Ended June 25,		Six Months Ended June 25,
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	$279.5	$268.7	$551.9	$539.6

Cost of products sold	170.6	170.6	337.2	340.4
Advertising, selling, general and administrative expenses	84.0	85.8	166.0	170.4
Amortization of intangibles	0.4	0.3	1.0	0.6
Restructuring charges	—	16.8	—	19.4

Operating Income/(loss)	24.5	(4.8)	47.7	8.8

Interest expense, including allocation from parent	2.0	1.7	4.1	3.9
Other (income)/expense, net	0.5	(3.8)	1.6	(3.5)

Income/(loss) before income taxes and cumulative effect of change in acct’g principle	22.0	(2.7)	42.0	8.4
Income taxes	7.3	3.8	17.0	6.3

Net income/(loss) before change in acct’g principle	14.7	(6.5)	25.0	2.1
Cumulative effect of change in acct’g principle, net of tax	—	—	1.6	—

Net income/(loss)	$14.7	$(6.5)	$26.6	$2.1

Reconciliation of Non-GAAP measures:

Operating Income	$24.5	$(4.8)	$47.7	$8.8
Plus: Restructuring charges	—	16.8	—	19.4
Restructuring related in COS		7.0		8.8
Restructuring related in SG&A	2.9	5.8	2.9	8.6

Operating Income before restructuring and restructuring related charges	$27.4	$24.8	$50.6	$45.6

Operating Income is a measure derived in accordance with GAAP. Operating income before restructuring and restructuring related charges is a measure not derived in accordance with GAAP. Management uses this measure to determine the returns generated by its operating segments and to evaluative and identify cost-reduction initiatives. Management believes this measure provides investors with helpful supplemental information regarding the underlying performance of the company from year to year. This measure may be inconsistent with measures presented by other companies.

ACCO WORLD CORPORATION

SEGMENT INFORMATION

(in millions of dollars)

	THREE MONTHS ENDED JUNE 25,		SIX MONTHS ENDED JUNE 25,
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)
Net Sales:
ACCO U.S.	$129.7	$126.1	$253.2	$246.1
ACCO Europe	93.2	86.9	186.0	179.8
Trading Companies	45.0	42.4	86.9	86.3
Day-Timers	11.6	13.3	25.8	27.4

Total	$279.5	$268.7	$551.9	$539.6

	THREE MONTHS ENDED JUNE 25,		SIX MONTHS ENDED JUNE 25,
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)
Operating Income:
ACCO U.S.	$6.6	$5.7	$15.4	$7.1
ACCO Europe	12.1	(12.1)	22.6	(2.9)
Trading Companies	9.0	6.6	15.2	13.1
Day-Timers	(0.3)	(0.4)	—	(0.5)
Corporate expenses	(2.9)	(4.6)	(5.5)	(8.0)

Total	$24.5	$(4.8)	$47.7	$8.8

ACCO WORLD CORPORATION

CONSOLIDATED CONDENSED BALANCE SHEET

(in millions of dollars)

	June 25, 2005	December 27, 2004
	(unaudited)	(unaudited)
Assets
Current assets:
Cash and equivalents	$18.2	$79.8
Receivables, net	267.0	320.1
Inventories, net	187.8	172.5
Other	31.7	24.1

Total current assets	504.7	596.5
Property, plant and equipment, net	154.7	157.7
Intangibles, net	115.9	117.6
Other assets	102.2	112.7

Total Assets	$877.5	$984.5

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$101.6	$120.6
Other	141.8	204.2

Total current liabilities	243.4	324.8
Postretirement and other liabilities	37.4	42.9
Total stockholders’ equity	596.7	616.8

Total Liabilities and Stockholders’ Equity	$877.5	$984.5

ACCO WORLD CORPORATION

SELECTED FINANCIAL INFORMATION

(in millions of dollars)

	THREE MONTHS ENDED JUNE 25,		SIX MONTHS ENDED JUNE 25,
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)
Depreciation expense	$6.3	$6.8	$12.6	$14.7

Capital expenditures	$7.6	$6.7	$12.8	$11.7